FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2022 (U.S. GAAP)

Date:	February 1, 2023
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the nine months ended December 31
	2021		2022

	(Millions of yen, except per share data)
		% Change from December 31, 2020		% Change from December 31, 2021
Total revenue	1,188,133	(14.5%)	1,716,061	44.	4%
Net revenue	1,023,106	(16.9%)	1,010,644	(1.	2%)
Income before income taxes	177,100	(55.4%)	126,783	(28.	4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	112,033	(63.7%)	85,411	(23.	8%)
Comprehensive income	174,521	(15.6%)	246,052	41.	0%
Basic-Net income attributable to NHI shareholders per share (Yen)	36.40		28.40
Diluted-Net income attributable to NHI shareholders per share (Yen)	35.33		27.44
Return on shareholders’ equity - annualized	5.4%		3.8%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2022	2022

	(Millions of yen, except per share data)
Total assets	43,412,156	49,242,426
Total equity	2,972,803	3,199,908
Total NHI shareholders’ equity	2,914,605	3,138,826
Total NHI shareholders’ equity as a percentage of total assets	6.7%	6.4%
Total NHI shareholders’ equity per share (Yen)	965.80	1,045.65

2. Cash Dividends

	For the year ended March 31
	2022	2023	2023 (Plan)

	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	5.00	—
At December 31	—	—	—
At March 31	14.00	—	Unconfirmed
For the year	22.00	—	Unconfirmed

Note: Fiscal year 2023 Q4 dividend is not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2023”.

3. Earnings Forecasts for the year ending March 31, 2023

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2022	2022
Number of shares outstanding (including treasury stock)	3,233,562,601	3,233,562,601
Number of treasury stock	215,758,589	231,754,893

	For the nine months ended December 31
	2021	2022
Average number of shares outstanding (year-to-date)	3,077,505,526	3,007,925,168

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4
(4) Risks related to the COVID-19 pandemic	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net revenue	1,023.1	1,010.6	(1.2)
Non-interest expenses	846.0	883.9	4.5

Income (loss) before income taxes	177.1	126.8	(28.4)
Income tax expense	60.0	43.7	(27.2)

Net income (loss)	117.1	83.1	(29.1)

Less: Net income (loss) attributable to noncontrolling interests	5.1	(2.3)	—

Net income (loss) attributable to NHI shareholders	112.0	85.4	(23.8)

Return on shareholders’ equity - annualized	5.4%	3.8%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,010.6 billion yen for the nine months ended December 31, 2022, a decrease of 1.2% from the same period in the prior year. Non-interest expenses increased by 4.5% from the same period in the prior year to 883.9 billion yen. Income before income taxes was 126.8 billion yen and net income attributable to NHI shareholders was 85.4 billion yen for the nine months ended December 31, 2022.

    Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net revenue	1,018.6	1,036.0	1.7
Non-interest expenses	846.0	883.9	4.5

Income (loss) before income taxes	172.6	152.1	(11.9)

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2022 was 1,036.0 billion yen, an increase of 1.7% from the same period in the prior year. Non-interest expenses increased by 4.5% from the same period in the prior year to 883.9 billion yen. Income before income taxes decreased by 11.9% to 152.1 billion yen for the nine months ended December 31, 2022. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net revenue	257.5	224.9	(12.7)
Non-interest expenses	203.5	201.2	(1.1)

Income (loss) before income taxes	54.0	23.7	(56.2)

Net revenue decreased by 12.7% from the same period in the prior year to 224.9 billion yen. Non-interest expenses decreased by 1.1% to 201.2 billion yen. As a result, income before income taxes decreased by 56.2% to 23.7 billion yen.

    Operating Results of Investment Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net revenue	137.9	90.7	(34.2)
Non-interest expenses	57.6	63.6	10.3

Income (loss) before income taxes	80.3	27.1	(66.2)

Net revenue decreased by 34.2% from the same period in the prior year to 90.7 billion yen. Non-interest expenses increased by 10.3% to 63.6 billion yen. As a result, income before income taxes decreased by 66.2% to 27.1 billion yen. Assets under management were 64.7 trillion yen as of December 31, 2022.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net revenue	508.2	593.5	16.8
Non-interest expenses	470.7	549.9	16.8

Income (loss) before income taxes	37.4	43.6	16.5

Net revenue increased by 16.8% from the same period in the prior year to 593.5 billion yen. Non-interest expenses increased by 16.8% to 549.9 billion yen. As a result, income before income taxes increased by 16.5% to 43.6 billion yen.

    Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net revenue	115.0	126.9	10.3
Non-interest expenses	114.2	69.1	(39.5)

Income (loss) before income taxes	0.9	57.7	—

Net revenue was 126.9 billion yen including income of 28.0 billion yen recognized in December 2022 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 57.7 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2022 were 49,242.4 billion yen, an increase of 5,830.3 billion yen compared to March 31, 2022, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of December 31, 2022 were 46,042.5 billion yen, an increase of 5,603.2 billion yen compared to March 31, 2022, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2022 was 3,199.9 billion yen, an increase of 227.1 billion yen compared to March 31, 2022.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

(4)	Risks related to the COVID-19 pandemic

The COVID-19 pandemic has affected Nomura’s business, and this may continue in the future.

Various risks recognized related to the COVID-19 pandemic is disclosed in Risk Factors in Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 24, 2022) and Item 3. D. Risk Factors. in Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 24, 2022) for the year ended March 31, 2022.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 24, 2022) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 24, 2022) for the year ended March 31, 2022.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2022	December 31, 2022	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,316,238	3,395,791	79,553
Time deposits	320,754	401,027	80,273
Deposits with stock exchanges and other segregated cash	426,519	312,834	(113,685)

Total cash and cash deposits	4,063,511	4,109,652	46,141

Loans and receivables:
Loans receivable	3,579,727	3,799,803	220,076
Receivables from customers	417,661	337,637	(80,024)
Receivables from other than customers	1,069,660	1,427,719	358,059
Allowance for credit losses	(66,346)	(64,039)	2,307

Total loans and receivables	5,000,702	5,501,120	500,418

Collateralized agreements:
Securities purchased under agreements to resell	11,879,312	15,851,006	3,971,694
Securities borrowed	4,997,129	4,273,703	(723,426)

Total collateralized agreements	16,876,441	20,124,709	3,248,268

Trading assets and private equity and debt investments:
Trading assets*	15,230,817	17,289,782	2,058,965
Private equity and debt investments*	65,193	58,724	(6,469)

Total trading assets and private equity and debt investments	15,296,010	17,348,506	2,052,496

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥426,081 million as of March 31, 2022 and ¥461,317 million as of December 31, 2022)	419,047	445,337	26,290
Non-trading debt securities*	484,681	359,610	(125,071)
Investments in equity securities*	133,897	105,041	(28,856)
Investments in and advances to affiliated companies*	364,281	378,699	14,418
Other	773,586	869,752	96,166

Total other assets	2,175,492	2,158,439	(17,053)

Total assets	43,412,156	49,242,426	5,830,270

*	Including securities pledged as collateral

Millions of yen
March 31, 2022	December 31, 2022	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,050,141	1,079,047	28,906
Payables and deposits:
Payables to customers	1,522,961	1,439,851	(83,110)
Payables to other than customers	1,636,725	1,893,830	257,105
Deposits received at banks	1,760,679	2,041,602	280,923

Total payables and deposits	4,920,365	5,375,283	454,918

Collateralized financing:
Securities sold under agreements to repurchase	12,574,556	15,929,529	3,354,973
Securities loaned	1,567,351	1,285,684	(281,667)
Other secured borrowings	396,291	333,137	(63,154)

Total collateralized financing	14,538,198	17,548,350	3,010,152

Trading liabilities	9,652,118	11,229,727	1,577,609
Other liabilities	1,020,225	1,007,406	(12,819)
Long-term borrowings	9,258,306	9,802,705	544,399

Total liabilities	40,439,353	46,042,518	5,603,165

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2022 and
3,233,562,601 shares as of December 31, 2022
Outstanding	-	3,017,804,012 shares as of March 31, 2022 and
3,001,807,708 shares as of December 31, 2022	594,493	594,493	—
Additional paid-in capital	697,507	698,248	741
Retained earnings	1,606,987	1,675,557	68,570
Accumulated other comprehensive income (loss)	127,973	290,071	162,098

Total NHI shareholders’ equity before treasury stock	3,026,960	3,258,369	231,409
Common stock held in treasury, at cost -
215,758,589 shares as of March 31, 2022 and
231,754,893 shares as of December 31, 2022	(112,355)	(119,543)	(7,188)

Total NHI shareholders’ equity	2,914,605	3,138,826	224,221

Noncontrolling interests	58,198	61,082	2,884

Total equity	2,972,803	3,199,908	227,105

Total liabilities and equity	43,412,156	49,242,426	5,830,270

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021(A)	December 31, 2022(B)
Revenue:
Commissions	257,095	216,085	(16.0)
Fees from investment banking	115,624	85,257	(26.3)
Asset management and portfolio service fees	201,128	204,323	1.6
Net gain on trading	249,942	444,955	78.0
Gain on private equity and debt investments	31,082	9,253	(70.2)
Interest and dividends	217,097	679,225	212.9
Gain (loss) on investments in equity securities	2,964	(2,621)	—
Other	113,201	79,584	(29.7)

Total revenue	1,188,133	1,716,061	44.4
Interest expense	165,027	705,417	327.5

Net revenue	1,023,106	1,010,644	(1.2)

Non-interest expenses:
Compensation and benefits	403,883	450,230	11.5
Commissions and floor brokerage	78,343	88,946	13.5
Information processing and communications	135,831	155,863	14.7
Occupancy and related depreciation	52,069	50,182	(3.6)
Business development expenses	11,596	16,363	41.1
Other	164,284	122,277	(25.6)

Total non-interest expenses	846,006	883,861	4.5

Income before income taxes	177,100	126,783	(28.4)
Income tax expense	60,006	43,710	(27.2)

Net income	117,094	83,073	(29.1)

Less: Net income (loss) attributable to noncontrolling interests	5,061	(2,338)	—

Net income attributable to NHI shareholders	112,033	85,411	(23.8)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	36.40	28.40	(22.0)

Diluted-
Net income attributable to NHI shareholders per share	35.33	27.44	(22.3)

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021(A)	December 31, 2022(B)
Net income	117,094	83,073	(29.1)
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	45,935	104,090	126.6
Deferred income taxes	(477)	(278)	—

Total	45,458	103,812	128.4

Defined benefit pension plans:
Pension liability adjustment	1,493	1,881	26.0
Deferred income taxes	(421)	(492)	—

Total	1,072	1,389	29.6

Own credit adjustments:
Own credit adjustments	15,608	73,947	373.8
Deferred income taxes	(4,711)	(16,169)	—

Total	10,897	57,778	430.2

Total other comprehensive income	57,427	162,979	183.8

Comprehensive income	174,521	246,052	41.0
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,605	(1,457)	—

Comprehensive income attributable to NHI shareholders	167,916	247,509	47.4

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net revenue

Business segment information:
Retail	257,528	224,885	(12.7)
Investment Management	137,919	90,715	(34.2)
Wholesale	508,155	593,543	16.8

Subtotal	903,602	909,143	0.6
Other	115,036	126,858	10.3

Net revenue	1,018,638	1,036,001	1.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,468	(25,357)	—

Net revenue	1,023,106	1,010,644	(1.2)

Non-interest expenses

Business segment information:
Retail	203,487	201,221	(1.1)
Investment Management	57,626	63,574	10.3
Wholesale	470,709	549,936	16.8

Subtotal	731,822	814,731	11.3
Other	114,184	69,130	(39.5)

Non-interest expenses	846,006	883,861	4.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	846,006	883,861	4.5

Income (loss) before income taxes

Business segment information:
Retail	54,041	23,664	(56.2)
Investment Management	80,293	27,141	(66.2)
Wholesale	37,446	43,607	16.5

Subtotal	171,780	94,412	(45.0)
Other*	852	57,728	—

Income (loss) before income taxes	172,632	152,140	(11.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	4,468	(25,357)	—

Income (loss) before income taxes	177,100	126,783	(28.4)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2021 (A)	December 31, 2022 (B)
Net gain (loss) related to economic hedging transactions	(1,509)	(11,164)	—
Realized gain (loss) on investments in equity securities held for operating purposes	215	22,190	—
Equity in earnings of affiliates	20,554	35,000	70.3
Corporate items	(56,645)	(4,798)	—
Other	38,237	16,500	(56.8)

Total	852	57,728	—

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2022
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	697,507
Stock-based compensation awards	758
Changes in an affiliated company’s interests	(17)

Balance at end of period	698,248

Retained earnings
Balance at beginning of year	1,606,987
Net income attributable to NHI shareholders	85,411
Cash dividends	(15,006)
Loss on sales of treasury stock	(1,835)

Balance at end of period	1,675,557

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	136,912
Net change during the period	102,931

Balance at end of period	239,843

Defined benefit pension plans
Balance at beginning of year	(43,803)
Pension liability adjustment	1,389

Balance at end of period	(42,414)

Own credit adjustments
Balance at beginning of year	34,864
Own credit adjustments	57,778

Balance at end of period	92,642

Balance at end of period	290,071

Common stock held in treasury
Balance at beginning of year	(112,355)
Repurchases of common stock	(24,725)
Sale of common stock	0
Common stock issued to employees	17,537

Balance at end of period	(119,543)

Total NHI shareholders’ equity

Balance at end of period	3,138,826

Noncontrolling interests
Balance at beginning of year	58,198
Net change during the period	2,884

Balance at end of period	61,082

Total equity

Balance at end of period	3,199,908

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended March 31, 2022
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022(A)	December 31, 2022(B)	(B-A)/(A)
Revenue:
Commissions	82,886	91,636	82,573	75,249	70,431	68,152	77,502	13.7	332,344
Fees from investment banking	35,703	33,901	46,020	33,979	27,285	24,189	33,783	39.7	149,603
Asset management and portfolio service fees	64,044	67,193	69,891	68,857	68,250	69,038	67,035	(2.9)	269,985
Net gain on trading	51,994	91,142	106,806	118,857	141,918	160,905	142,132	(11.7)	368,799
Gain (loss) on private equity and debt investments	25,988	475	4,619	(314)	(4,535)	5,738	8,050	40.3	30,768
Interest and dividends	64,536	69,925	82,636	67,125	109,049	196,893	373,283	89.6	284,222
Gain (loss) on investments in equity securities	3,468	2,082	(2,586)	2,482	(1,742)	(1,523)	644	—	5,446
Other	76,553	22,855	13,793	39,631	(688)	10,460	69,812	567.4	152,832

Total revenue	405,172	379,209	403,752	405,866	409,968	533,852	772,241	44.7	1,593,999
Interest expense	51,897	60,343	52,787	65,082	110,940	215,894	378,583	75.4	230,109

Net revenue	353,275	318,866	350,965	340,784	299,028	317,958	393,658	23.8	1,363,890

Non-interest expenses:
Compensation and benefits	135,603	129,245	139,035	125,623	143,061	150,894	156,275	3.6	529,506
Commissions and floor brokerage	26,816	27,397	24,130	26,861	28,488	28,183	32,275	14.5	105,204
Information processing and communications	44,099	45,136	46,596	48,488	49,732	52,127	54,004	3.6	184,319
Occupancy and related depreciation	16,716	17,846	17,507	17,673	16,359	16,643	17,180	3.2	69,742
Business development expenses	3,294	3,902	4,400	4,045	4,699	5,353	6,311	17.9	15,641
Other	48,214	76,873	39,197	68,571	44,956	33,274	44,047	32.4	232,855

Total non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	310,092	8.2	1,137,267

Income before income taxes	78,533	18,467	80,100	49,523	11,733	31,484	83,566	165.4	226,623
Income tax expense	28,540	12,984	18,482	20,084	11,340	14,741	17,629	19.6	80,090

Net income	49,993	5,483	61,618	29,439	393	16,743	65,937	293.8	146,533

Less: Net income (loss) attributable to noncontrolling interests	1,506	2,270	1,285	(1,524)	(1,303)	(28)	(1,007)	—	3,537

Net income attributable to NHI shareholders	48,487	3,213	60,333	30,963	1,696	16,771	66,944	299.2	142,996

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	16.12	1.04	19.66	10.26	0.56	5.59	22.30	298.9	46.68

Diluted-
Net income attributable to NHI shareholders per share	15.59	1.01	19.07	9.89	0.52	5.41	21.51	297.6	45.23

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022(A)	December 31, 2022(B)	(B-A)/(A)	March 31, 2022
Net revenue

Business segment information:
Retail	84,986	85,191	87,351	70,457	71,386	72,480	81,019	11.8	327,985
Investment Management	63,482	34,329	40,108	10,074	7,579	26,171	56,965	117.7	147,993
Wholesale	132,777	172,669	202,709	194,900	198,987	205,499	189,057	(8.0)	703,055

Subtotal	281,245	292,189	330,168	275,431	277,952	304,150	327,041	7.5	1,179,033
Other	68,659	24,809	21,568	64,198	23,925	15,623	87,310	458.9	179,234

Net revenue	349,904	316,998	351,736	339,629	301,877	319,773	414,351	29.6	1,358,267

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	(1,815)	(20,693)	—	5,623

Net revenue	353,275	318,866	350,965	340,784	299,028	317,958	393,658	23.8	1,363,890

Non-interest expenses

Business segment information:
Retail	65,964	68,207	69,316	65,258	66,470	66,995	67,756	1.1	268,745
Investment Management	18,569	19,300	19,757	18,852	19,293	20,618	23,663	14.8	76,478
Wholesale	161,134	147,700	161,875	157,854	173,715	185,310	190,911	3.0	628,563

Subtotal	245,667	235,207	250,948	241,964	259,478	272,923	282,330	3.4	973,786
Other	29,075	65,192	19,917	49,297	27,817	13,551	27,762	104.9	163,481

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	310,092	8.2	1,137,267

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	274,742	300,399	270,865	291,261	287,295	286,474	310,092	8.2	1,137,267

Income (loss) before income taxes

Business segment information:
Retail	19,022	16,984	18,035	5,199	4,916	5,485	13,263	141.8	59,240
Investment Management	44,913	15,029	20,351	(8,778)	(11,714)	5,553	33,302	499.7	71,515
Wholesale	(28,357)	24,969	40,834	37,046	25,272	20,189	(1,854)	—	74,492

Subtotal	35,578	56,982	79,220	33,467	18,474	31,227	44,711	43.2	205,247
Other*	39,584	(40,383)	1,651	14,901	(3,892)	2,072	59,548	—	15,753

Income (loss) before income taxes	75,162	16,599	80,871	48,368	14,582	33,299	104,259	213.1	221,000

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,371	1,868	(771)	1,155	(2,849)	(1,815)	(20,693)	—	5,623

Income (loss) before income taxes	78,533	18,467	80,100	49,523	11,733	31,484	83,566	165.4	226,623

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended March 31, 2022
	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022(A)	December 31, 2022(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	3,444	(3,825)	(1,128)	(8,428)	(9,807)	98	(1,455)	—	(9,937)
Realized gain (loss) on investments in equity securities held for operating purposes	173	23	19	1,140	240	55	21,895	—	1,355
Equity in earnings of affiliates	9,617	5,571	5,366	16,236	16,993	9,114	8,893	(2.4)	36,790
Corporate items	(9,272)	(45,566)	(1,807)	(34,428)	(5,988)	4,513	(3,323)	—	(91,073)
Other	35,622	3,414	(799)	40,381	(5,330)	(11,708)	33,538	—	78,618

Total	39,584	(40,383)	1,651	14,901	(3,892)	2,072	59,548	—	15,753

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2023_3q.pdf